2780 Waterfront Pkwy. E. Dr. Suite 200 Indianapolis, IN 46214

Phone: 317-328-5660 Fax: 317-328-5668 Sales: 1-800-437-3188 www.calumetspecialty.com

January 3, 2013
Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    Calumet Specialty Products Partners, L.P.
Registration Statement on Form S-4
Filed December 4, 2012
File No. 333-185262

Ladies and Gentlemen:
Set forth below are the responses of Calumet Specialty Products Partners, L.P. (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 27, 2012, with respect to the Registration Statement on Form S-4, File No. 333-185262, filed with the Commission on December 4, 2012 (the “Registration Statement”). Concurrently herewith, the Company has filed Amendment No. 1 to the Registration Statement (the “Revised S-4”) via EDGAR. A copy of this letter has been furnished via EDGAR as correspondence.
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Revised S-4, unless otherwise specified.
Exchange Offer, page 14
Procedures for Tendering, page 17
1.    We note the disclosure indicates that you will return or credit any notes not accepted for exchange “as promptly as practicable” after the expiration or termination of the exchange offer. Exchange Act Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise your disclosure.
RESPONSE:    The Company has revised the Registration Statement as requested. Please see page 17 of the Revised S-4.
Letter of Transmittal, page A-1
Instructions, page A-3
2.    On page 15, we note that new notes will be delivered promptly after the expiration date and acceptance of the old notes for exchange. On page A-3, we note that you will deliver new notes promptly after the old notes are accepted for exchange. Please revise to state that the company will deliver new notes promptly after expiration rather than after acceptance. See Exchange Act Rule 14e-1(c).
RESPONSE:     The Company has revised its disclosure as requested. Please see pages 3, 15 and A-3 of the Revised S-4.
Index to Exhibits, page II-19
3.    We note that you have a co-registrant guarantor incorporated in Louisiana. Please provide a legal opinion that covers that jurisdiction.
RESPONSE:    The requested legal opinion has been provided. Please see Exhibit 5.4 to the Revised S-4.
4.    We note that you have filed an opinion letter of Fennemore Craig, P.C. with respect to the co-registrant guarantor incorporated in Arizona and that such opinion letter includes consent of counsel. Please revise the index to exhibits to annotate that you are filing the consent of counsel. See Staff Legal Bulletin No. 19 (CF).
RESPONSE:    The Company has revised its disclosure as requested. Please see page II-22 of the Revised S-4.

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Securities and Exchange Commission
January 3, 2013

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.
Very truly yours,

Calumet Specialty Products Partners, L.P.

By: Calumet GP, LLC, its general partner

By:    /s/ R. Patrick Murray, II
Name:     R. Patrick Murray, II
Title: Vice President, Chief Financial and
Secretary
Enclosures
cc:    Gillian A. Hobson - Vinson & Elkins, L.L.P.